Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

May 20, 2014

VIA EDGAR

Mr. Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Wireless Ronin Technologies, Inc. (the “Company”)
Registration Statement/Proxy Statement on Form S-4/A (the “Registration Statement”) Filed May 19, 2014
File No. 333-195278

Dear Mr. Shuman:

The Company respectfully requests that the Registration Statement be declared effective at 9:30 a.m., Washington, D.C. time, on Thursday, May 22, 2014, or as soon thereafter as is practicable.

The Company hereby authorizes Paul D. Chestovich, of Maslon Edelman Borman & Brand, LLP, to orally modify or withdraw this request for acceleration.

In connection with this request, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Chestovich at (612) 672-8305, or in his absence Brad Pederson, of Maslon Edelman Borman & Brand, LLP, at (612) 672-8341. The Company also respectfully requests that a copy of the Commission’s written order verifying the effective time and date of such Registration Statement be sent to Mr. Pederson, via facsimile at (612) 642-8341 or email at Bradley.pederson@maslon.com.

Sincerely,

WIRELESS RONIN TECHNOLOGIES, INC.

By:           /s/ Scott W. Koller
Scott W. Koller
Chief Executive Officer